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                                         EMBARGOED UNTIL 7.00 A.M. (LONDON TIME)
                                                                     4 June 2001



                                   REGUS PLC
                         ------------------------------
                            RESPONSE TO SPECULATION


In response to speculation, Regus plc ("Regus"), the global serviced office provider, confirms that it is in discussions regarding the potential acquisition of Frontline Capital Group ("Frontline") and HQ Global Holdings, Inc. ("HQ Global") in exchange for Regus shares. Frontline, a NASDAQ listed group, is the parent company of and principal shareholder in HQ Global. HQ Global is the leading provider of serviced offices in the US.

No agreement or understanding has yet been reached between the parties. If a transaction were to proceed, it would require, inter alia, the consent of a substantial number of parties and would be subject to a number of conditions. There can, therefore, be no assurance that current discussions will result in a transaction between the parties.

A further announcement will be made when appropriate.


Enquiries:

FINANCIAL DYNAMICS                                  Telephone:  +44 20 7831 3113
David Yates

END




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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to, the possibility of a future transaction. Actual events may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in the Company's area of activity and general economic conditions in the countries in which the Company operates. For a discussion of these and other factors which may have a material impact upon the Company's financial condition, results of operations and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.




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